SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004 and the Six Months Ended December 31, 2003

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.

Benefit Restoration Plan

(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Benefit Restoration Plan

We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and the six months ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 and the six months ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn
Fort Worth, Texas
March 18, 2005

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$186,012	$136,533
Tandy Brands Accessories, Inc. common stock	1,344,933	1,234,651

Total investments	1,530,945	1,371,184

Receivables:
Employee contributions	11,398	9,613
Employer contributions	46,128	44,484
Interest	2,548	1,992

Total receivables	60,074	56,089

Cash and cash equivalents	31,982	21,937

Total assets	1,623,001	1,449,210

Liabilities	—	—

Net Assets Available for Benefits	$1,623,001	$1,449,210

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Six Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003
Additions to Net Assets
Investment income (loss):
Net realized and unrealized gains (losses) on investments	$(67,746)	$258,308
Interest and dividends	13,266	5,568

Total investments income (loss)	(54,480)	263,876

Contributions:
Employee contributions	91,308	66,084
Employer contributions	136,963	99,127

Total contributions	228,271	165,211

Total additions	173,791	429,087

Deductions from Net Assets	—	—

Net increase in net assets available for benefits	173,791	429,087

Net assets available for benefits at beginning of period	1,449,210	1,020,123

Net assets available for benefits at end of period	$1,623,001	$1,449,210

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

A. Description of the Plan

The following description of the Tandy Brands Accessories, Inc. Benefit Restoration Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Tandy Brands Accessories, Inc. (the “Company”) established the Plan effective as of July 1, 1993, as amended effective July 1, 2003. The Plan is an unfunded nonqualified plan of deferred compensation, the purpose of which is to restore retirement benefits to a select group of the Company’s management and highly compensated employees whose retirement benefits have been decreased by the limitations imposed by Sections 401(a)(17) and 402(g) of the Internal Revenue Code of 1986, as amended.

Contributions

For any Plan year, participants may elect to defer, on a pre-tax basis, up to 10% of their gross salary and wages otherwise payable to them during a Plan year, reduced by the total contributions made during such Plan year to the Tandy Brands Accessories, Inc. Employee Investment Plan.

The Company makes quarterly matching contributions to the Plan on each participant’s behalf equal to 150% of the amount the participant deferred during such calendar quarter. Matching contributions are required to be invested in Company common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution for each month and quarter, respectively. Participant accounts are valued on a quarterly basis in accordance with the Plan’s provisions.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan - continued

Benefit Payments

On termination of service due to death or retirement, all payments of benefits from the Plan will be made in either a single, lump-sum distribution or in monthly installments over a certain period, not to exceed 10 years.

In the event of an unforeseeable emergency, a participant may make a written request to the committee for a hardship withdrawal from his account. An unforeseeable emergency is defined as an unexpected illness or accident of the participant or of a dependent of the participant, loss of the participant’s property due to casualty, or other similar extraordinary circumstances arising as a result of events beyond the control of the participant.

Investment Options

A participant may direct employee contributions to the available mutual fund or in Tandy Brands Accessories, Inc. common stock.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company as determined by the Plan’s administrator .

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

B. Summary of Significant Accounting Policies - continued

Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. These investments are subject to market or credit risks customarily associated with debt and equity investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Payment of Benefits

Benefits are recorded when paid. There were no benefit payments made during the periods ending December 31, 2004 and 2003, respectively.

C. Investments

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

	2004	2003
Non-participant directed:
Tandy Brands Accessories, Inc. common stock (55,919 and 47,857 shares, respectively)	$818,654	$743,225

Participant directed:
Tandy Brands Accessories, Inc. common stock (35,948 and 31,664 shares, respectively)	526,279	491,426

Total	$1,344,933	$1,234,651

Munder Money Market Fund	$186,012	$136,533

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C. Investments - continued

The change in net assets available for benefits for the non-participant directed Company stock for the year ended December 31, 2004 and the six months ended December 31, 2003, are as follows :

	Non-Participant Directed
	Company Stock
		Six Months
	Year Ended	Ended
	December 31,	December 31,
	2004	2003
Additions to Net Assets
Investment income (loss):
Net realized and unrealized gains on investments	$75,429	$229,973

Deductions to Net Assets	—	—

Net increase in net assets available for benefits	75,429	229,973

Net assets available for benefits at beginning of period	743,225	513,252

Net assets available for benefits at end of period	$818,654	$743,225

D. Tax Status

The Plan is not a qualified plan as determined by the Internal Revenue Code.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

F. Administration of Plan Assets

Contributions are held and managed by the trustee, who invests cash and investment income received and makes distributions to participants.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

G. Benefits Payable

At December 31, 2004 and 2003, there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits that had not yet been paid.

H. Plan Amendments

On July 1, 2003, the Plan’s sponsor approved the change in the Plan’s year-end from June 30 to December 31. The Plan reported its financial statements for the six months ended December 31, 2003 as a “short plan year” in accordance with the amendment to the Plan.

I. Concentrations

Approximately 83% and 85% of the Plan’s assets are invested in common stock of the Company at December 31, 2004 and 2003, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

/s/ J.S.B. Jenkins

J.S.B. Jenkins
Administrative Committee Member

     Date: June 22, 2005

Index to Exhibits

Exhibit
No.	Description
23	Consent of Independent Registered Public Accounting Firm